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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Planner Securities LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue, 7th Floor, Suite 707
(No. and Street)

New York   NY   10174
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda S. Grimm   (212) 897-1685
                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPA's, LLP
(Name - if individual, state last, first, middle name)

420 Lexington Avenue, Suite 2160   New York   NY   10170
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Planner Securities LLC

Statement of Financial Condition
December 31, 2020

Planner Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
         Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] Independent Accountants Report on Statement of Exemption from Rule 15c3-3
[ ] Statement of Exemption from Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Humberto Santos, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Planner Securities LLC for the year ended December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Executive Officer
Title

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from Covid 19, Planner Securities LLC is making this filing without a notarization.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Planner Securities LLC
405 Lexington Avenue, 7th fl-Suite 707
New York, NY 10174

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Planner Securities LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Planner Securities LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Planner Securities LLC's management. Our responsibility is to express an opinion on Planner Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Planner Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has suffered recurring losses from operations, and is reliant on the owner of the Company to provide additional capital to remain in capital compliance. These conditions raise substantial doubt about its ability to continue as a going concern. These financials statements do not include any adjustments that might result from the outcome of the uncertainty.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Planner Securities LLC's auditor since 2014.

New York, NY
April 18, 2021

Planner Securities LLC

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	2,371
Due from clearing broker		691,506
Right-of-use asset		58,434
Other assets		30,145
Total assets	$	782,456
Liabilities and Member's Equity		
Accrued expenses	$	203,405
Loan payable		101,200
Lease liabilities		58,984
Total liabilities		363,589
Member's equity		418,867
Total liabilities and member's equity	$	782,456

The accompanying notes are an integral part of this financial statement.

1. **Nature of Operations**

   Planner Securities LLC, a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Planner International Inc., a BVI corporation.

   The Company is engaged in the business of selling corporate debt and equity securities options, private placements and foreign securities and investment banking products. The Company, currently, clears all transactions on a fully disclosed basis through a United States clearing firm.

   The Company is dependent upon financial support from Planner International, Inc.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Revenue Recognition
   The revenue recognition guidance under ASC Topic 606, *Revenue from Contracts with Customers*, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   The Company's commissions consist of agency transactions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

2. **Summary of Significant Accounting Policies (continued)**

Credit Losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified fees and other receivables (including, but not limited to, receivables related to agency transactions) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening partner's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

Cash
Cash deposits of the Company are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a wholly-owned limited liability company and is therefore treated as a disregarded entity for tax reporting purposes. Accordingly, the Company has not provided for federal, state or local income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Transactions with Clearing Agents and Broker-Dealers**

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The Company earns interest on its customers' credit balances and charges customers a quarterly fee to maintain their accounts. The Company also earns interest on its total credit balances with the clearing broker.

4. **Transactions with Related Parties**

During 2020, Planner International Inc. contributed $110,000 in capital to Planner Securities LLC.

5. **Regulatory Requirements**

    The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2020, the Company had net capital of approximately $490,000 which exceeded the minimum net capital by approximately $240,000.

    All trades are cleared on a fully-disclosed basis and are exempt from the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

6. **Lease Commitments**

    The Company entered into a two-year lease in which to conduct its New York operations. The Company recognizes its lease in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance under ASC 842 increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

    Lease liabilities are recognized at the present value of the fixed lease payments using the prime rate of 3.25%. Right-of-use assets are recognized based on the initial present value of the fixed lease payments.

    The origination of a new lease resulted in the recording of operating lease right-of-use assets and operating lease liabilities of $81,158 at June 1, 2020.

    The Company terminated its old lease and paid one month of rent and used its $30,000 security deposit for the remaining two months' rent and incidental expenses.

7. **Commitments and Contingencies**

    The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully-disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions.

8. **Concentrations**

    Due from clearing broker comprises 88% of the Company's assets.

9. **COVID-19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

10. **Loan Payable**

In April 2020, the Company was granted a loan (the "Loan") in the aggregate amount of $101,200, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act.

The Loan, which was in the form of a Note, matures on April 18, 2022 and bears interest at a rate of 1% per annum. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred within the first eight weeks (extended to 24 weeks) of the Loan date. The Company has used the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company currently believes that its use of the Loan proceeds will meet the conditions for full forgiveness of the Loan.

11. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through the date of the filing of this report.

In February 2021, the Company was granted a second loan under the Paycheck Protection Program in the amount of $107,000.

In March 2021, the firm applied for, and received full forgiveness for the Paycheck Protection Program loan in the amount of $101,200.

12. **Going Concern**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has limited cash resources and excessive liabilities, which if not corrected, raises substantial doubt of the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The continued existence of the Company depends upon a number of factors including, but not limited to, the reduction of liabilities, addition of revenues, reduction of expenses or by the infusion of capital by the member of the Company.